UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 5-2-02
0-21488

June 14, 2002

Ms. Elise Alexander
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025

Act 1934
Section
Rule 14A-8
Public Availability 6/14/2002

Re: Catalyst Semiconductor, Inc.
Incoming letter dated May 2, 2002

Dear Ms. Alexander:

This is in response to your letters dated May 2, 2002 and May 20, 2002 concerning the shareholder proposal submitted to Catalyst Semiconductor by Mr. Robert Sterett. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Robert Sterett
4678 S. Versailles
Dallas, TX 75209

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025
tel 650-614-7400
fax 650-614-7401
www.orrick.com

May 2, 2002

Elise Alexander
(650) 614-7368
ealexander@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Catalyst Semiconductor, Inc. — Stockholder Proposal of Mr. Robert Sterett

Ladies and Gentlemen:

We are writing on behalf of our client, Catalyst Semiconductor, Inc., a Delaware corporation (the "Company"), to request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company excludes a stockholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Robert Sterett (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2002 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2002 Proxy Materials.

BACKGROUND

The Company first received the Proposal, a copy of which is attached hereto as Exhibit A, by e-mail on April 20, 2002. The relevant portion of the Proposal reads as follows:

> I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductors commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The advocate represents the

shareholder interests on all matters exclusively.

The Proposal does not include the assertions required by Rule 14a-8(b)(1), nor does it include any of the documentation required by Rule 14a-8(b)(2) to substantiate the Proponent's ownership. In a letter sent to the Proponent by Federal Express on April 26, 2002, a copy of which is attached hereto as Exhibit B, the Company notified the Proponent of his failure to satisfy the procedural and eligibility requirements and provided him with an opportunity to correct the problem.

We have advised the Company that it properly may exclude the Proposal from the 2002 Proxy Materials for the reasons set forth below.

REASONS FOR OMISSION

The Company believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is improper under the Delaware General Corporation Law ("DGCL").

3. The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because if implemented it would cause the Company to be in violation of the laws of the state of Delaware.

4. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

5. The Proposal may be properly omitted under Rule 14a-8(i)(8) because it relates to an election to office.

6. The Proposal violates the Commission's rules, because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

7. The Proposal may be properly omitted under Rule 14a-8(i)(7) because it relates to the conduct of the Company's ordinary business operations.

DISCUSSION

A. The Proponent Has Failed To Comply With the Eligibility and Procedural Requirements of Rule 14a-8.

The Company's initial review of the Proposal has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 as follows:

1. The Proponent Has Not Demonstrated Eligibility.

The Proponent has failed to provide the Company with any information regarding his ownership of the Company's stock as required by Rule 14a-8(b)(2). A review of the Company's records has revealed that the Proponent is not a stockholder of record. The Proponent has also failed to affirm his intent to hold the requisite amount of the Company's stock through the date of the 2002 annual meeting, as required by Rule 14a-8(b)(2).

2. The Proposal Exceeds 500 Words.

The Proposal, including the Supporting Statement is in violation of the 500 word limit imposed by Rule 14a-8(d).

As stated above, the Company has notified the Proponent of these eligibility and procedural deficiencies. Pursuant to Rule 14a-8(f)(1), the Proponent must send a response to the Company to correct these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification. The Company recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Company to file any intention to omit a stockholder proposal with the Commission not later than 80 days prior to the date the Company files the definitive copies of its 2002 Proxy Materials with the Staff. The Company intends to file its 2002 Proxy Materials on or about July 23, 2002, and therefore must file this letter by May 2, 2002. If the Proponent should correct the eligibility and procedural deficiencies described above on a timely basis, the Company will notify the Staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Improper Under the Delaware General Corporation Law.

Rule 14a-8(i)(1) permits the omission of a stockholder proposal from a company's proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated in the state of Delaware.

As the opinion of Prickett, Jones & Elliott, P.A., Delaware counsel to the Company, attached hereto as Exhibit C (the "Opinion"), concludes, the Proposal is not a proper subject for action by stockholders under Delaware law because its implementation would require the Company's board of directors to take certain actions conflicting with the discretionary authority provided to the board of directors under Delaware law. As discussed in more detail below and in the Opinion, we believe that the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

The concept of a "shareholder advocate and advisor" who has the "same and exact voting power, responsibilities and remuneration as a board member," but who is not a board member, conflicts with the DGCL. The idea that a person other than a director should have the powers of a director is fundamentally inconsistent with the well-established framework of oversight authority for corporations organized under the DGCL which provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in the corporation's certificate of incorporation." 8 Del. C. §141(a) (2002).

The Proposal would grant voting and other powers of a statutory director to a non-director stockholder. The Company's Restated and Amended Certificate of Incorporation (the "Restated Certificate") does not authorize or contemplate a "stockholder advocate" and instead provides for management by a classified board of directors as authorized by §141(d) of the DGCL. The Company believes, and the Opinion confirms, that such position directly violates Delaware law. However, assuming that such position did not violate the DGCL, the creation of such position would require an amendment to the Restated Certificate. Any such amendment would have to be initiated or approved by the board of directors in accordance with Section 242(b)(1) of the DGCL, and therefore is not a proper matter for stockholder action under Delaware law. Accordingly, the Company believes that it may properly omit the Proposal pursuant to Rule 14a-8(i)(1).

C. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company To Be In Violation of the Laws of the State of Delaware.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal "if the proposal, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject." As discussed in more detail in the Opinion, the Proposal violates Delaware law because:

(1) under Delaware law, the board of directors has the exclusive authority to manage the business and affairs of a corporation and the DGCL does not contemplate and, accordingly, does not permit a non-director to vote or consent on matters considered by the board of directors;

(2) the Proposal would constitute the delegation of director power to a non-director stockholder and a corresponding restriction on the ability of the duly elected directors to fulfill their statutory and fiduciary duties under Delaware law and would otherwise impermissibly interfere with the directors' power to manage the Company;

(3) by requiring that the shareholder advocate (the "Advocate") receive the "same and exact ... remuneration as a board member," the Proposal would compel the expenditure of funds, by way of payment of "director fees" to the Advocate, without the approval of the board and in violation of the board's exclusive power to authorize and direct the expenditure of corporate funds pursuant to §141 of the DGCL. See Community Bancshares, Inc. (March 15, 1999) (proposal to amend bylaws to establish an advisory committee of stockholder representatives that may incur expenses may be excluded); Pennzoil Corporation (February 24, 1993) (implicit in the management and business affairs of a Delaware corporation is the concept that its board of directors, or persons duly authorized to act on its behalf, directs the expenditures of corporate funds).

(4) the Proposal would cause the directors to violate Delaware fiduciary duty law by requiring the delegation or abdication to the Advocate of the directors' statutory and fiduciary duties to corporate stockholders; and

(5) the Proposal, if implemented, would conflict with the Restated Certificate and Bylaws of the Company, which conform to the rule of board management set forth in §141(a) of the DGCL, provide for a classified board with staggered three year terms and do not otherwise authorize or contemplate a "stockholder advocate" or "non-director" director to be elected to the board.

For these reasons, the Company believes that the Proposal may be properly omitted under Rule 14a-8(i)(2) because it contravenes Delaware law.

D. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(6) Because the Company Would Lack the Power or Authority To Implement It.

Rule 14a-8(i)(6) permits exclusion of a stockholder proposal from a company's proxy materials if, upon passage, the company would lack the authority or power to implement the proposal. The Proposal calls for the shareholder advocate to have the "same and exact voting power, responsibilities and remuneration as a board member," but specifically states that the shareholder advocate shall not be a director. As mentioned in the Opinion and in Sections B and C above, the DGCL does not provide for any party to possess all of the rights and obligations of a director, except for a duly authorized director. Even if the Proposal is approved by a majority of the

Company's stockholders, the board of directors has no ability to implement the creation of such a "quasi-director" position and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, with the result that the Company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (January 14, 1992); Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears that the proposal...is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Proposal is vague and indefinite in that it does not specify, among other things, what the shareholder advocate will do, how he will interact with the Company's stockholders, management, employees, its board of directors and the public or the exact scope of his authority, rights and responsibilities. As a result, neither the Company nor the Company's board of directors would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(6).

E. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(8) Because It Relates To an Election To Office.

Rule 14a-8(i)(8) provides that a proposal may be excluded if it relates to an election for membership on the company's board of directors or analogous governing body. Although the Proposal indicates that the Advocate would be "an advisor and consultant to the board <u>and not a board member</u>," it is reasonable to conclude that the Proponent is attempting to circumvent the Commission's rules by improperly using Rule 14a-8 to nominate the Mr. Broc Sterett as nominee for Advocate (the "Nominee") for election to the board of directors. The Proposal provides that the shareholder advocate would have the "same and exact voting power, responsibilities and remuneration as a board member." By sharing the powers, duties and responsibilities with the members of the board of directors, the Advocate would effectively become part of the board of directors. The Proposal also indicates that the shareholder advocate would apparently have exclusive powers and not be subject to fiduciary duties. However, as discussed in Sections B and C above, neither the DGCL, the Company's Restated Certificate nor its Bylaws provide the authority for such a position. Thus, it is reasonable to conclude that the primary purpose of the Proposal is the election of the Nominee to the board of directors in violation of Rule 14a-(i)(8).

The Staff has consistently taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See Delhaize America, Inc. (March 9, 2000) (a proposal that would increase the board by three members was properly excluded); C-Phone Corp.

(June 1, 1999) (stockholder proposals nominating someone other than a nominee of the company as a director were excluded); and Independent Bank Corp. (February 8, 2002) (stockholder proposal nominating a specific individual for election to the company's board of directors excluded). In agreeing not to recommend enforcement action to the Commission, the Staff in Bull & Bear U.S. Government Securities Fund, Inc., (July 16, 1998) noted that:

> [T]he Commission adopted this exclusion related to elections because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules . . .were specifically designed to regulate the conduct of election contests.

There is also authority for the position that a proposal may be excluded where it calls for a particular person or a person from a specified group to be elected or appointed to a company's board of directors. In Dow Jones & Company (January 3, 1995), the stockholder proposal sought to increase the number of directors on the board and mandated that the new board position be the president of a particular union. In concluding that there appeared to be a basis for excluding that proposal pursuant to Rule 14a-8(c)(8), the Staff stated, "[i]n the staff's view, because the proposal calls for a particular person or person from a specified group to fill the new position, the proposal relates to the election of such person."

To the extent that the Proposal is viewed as creating a new "director" position and calling for a specific person, the Nominee, to fill that position, the Proposal violates Rule 14a-8(c)(8) and should be excluded.

Further, the Supporting Statement to the Proposal contains numerous statements that call into question the business judgment, competence and service of the Company's entire board of directors, including those directors standing for re-election at the Company's 2002 annual meeting. The Staff has interpreted statements that criticize the business judgment, competence and service of directors who stand for re-election as relating to the re-election of those directors. See, e.g., Great Atlantic & Pacific Tea Co., Inc. (March 8, 1996); Society Corporation (March 8, 1994). The Staff has consistently held that such proposals may be omitted under Rule 14a-8(i)(8) (and its predecessor paragraph (c)(8)). See, for example, Novell Inc. (January 17, 2001) (proposal and supporting statement appear to question the business judgment of board members who may stand for reelection at the upcoming annual meeting of stockholders). To the extent that the supporting statement may be deemed an effort to oppose management's solicitation on behalf of the re-election of certain directors and, it may be omitted from the Company's proxy statement. See ASECO, Inc. (March 18, 1980).

F. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

1. **The Proposal Is Impermissibly Vague.**

The staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements apply, are so vague and indefinite and, therefore, potentially misleading that neither stockholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989). Such a proposal would also be misleading "because any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Wendy's International (February 6, 1990).

As noted in Section D above, the Proposal does not specify exactly what the shareholder advocate will do, how successor advocates would be selected or how he will interact with the Company's stockholders or its board of directors such that stockholders voting on the proposal will not be able to determine with any reasonable certainty, what to expect from the Advocate or the possible consequences in the event that the Proposal was adopted. Without further guidance, stockholders would have widely divergent views of the scope of such person's duties, authority, rights and responsibilities and the standard of conduct that would be expected of the Company, and the Company would have no clear standards governing its conduct. As a result, neither the stockholders of the Company nor the Company's board of directors would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. **The Supporting Statement Makes Numerous False, Irrelevant, and/or Unsupported Statements of Fact.**

The Proposal may properly be omitted from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a stockholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently recognized that supporting statements, or portions thereof, which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to stockholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

As discussed below, the Proposal contains numerous false, misleading and vague statements that are prohibited under Rule 14a-8(i)(3). The Company believes that these statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the Proposal from the Company's 2002 Proxy Materials. The Proposal is false and misleading in the following respects:

a. *"The board of directors . . .has clearly demonstrated . . .a complete inability to structure and maintain an environment that would lead to a reasonable and consistent value for the common stock, as most peer companies have achieved for the benefit of their shareholders."*

The Proponent has not provided factual support for this statement, nor has he identified which companies he considers peers of the Company. Further, even if such peers had been identified, there is no objective basis for evaluating whether the common stock has a "reasonable and consistent value." The failure to provide any factual support for this statement renders the statement misleading because the stockholders have no ability to verify the statement's context and/or accuracy. Such statement is also inflammatory and directly impugns the character, integrity and personal reputation of the board of directors without factual foundation. Therefore, the Company requests that the staff instruct the Proponent to delete the statement in its entirety. See General Motors Corporation (April 10, 2000), (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

b. *" The board of directors and the company . . . has not achieved one stock split for the shareholders, while the owner's equity has been dramatically diluted due to substantial issuance of stock options.*

The Proponent provides no factual basis for his implied conclusion that a stock split creates value for the stockholders. There are many reasons a company might effect a stock split and not all stock splits are implemented for positive reasons. In addition, the Proponent does not cite any statistics to support his statements that the equity has been "dramatically diluted due to substantial issuance of stock options," nor does the Supporting Statement define what dilution amount or percentage of dilution would be considered dramatic. Again, the Company requests that the Staff instruct the Proponent to provide the Company with such information or to delete these statements from the Proposal. See General Motors Corporation (March 29, 2001) (requiring the proponent to provide additional support for unsupported language).

c. *The re-pricing of a large number of these options as low as 12.5 cents each, has guaranteed a drastic dilution of the owner's equity."*

The reference to the repricing of options is misleading because it is stated as fact without a proper factual foundation. The Proponent has taken the repricing out of context and has failed to provide the historical details of the performance of the Company's stock at the time the repricing occurred in September 1998. The repricing did not serve to increase the number of options outstanding, but merely re-priced options which were under water (i.e. priced below market) to the then current market price of 12.5 cents per share, nor was the price per share for the common stock set at some arbitrarily low amount as the Proposal seems to imply. Such statements are misleading, subjective and imply improper conduct by the Company and its board of directors without factual support and should therefore be deleted.

d. *"The actions and policies of the board of directors appears to be anything but consistent with shareholder interests, and, in some cases, a direct conflict of stockholder's interests seems clear."*

Although many of the Proponent's statements imply wrongdoing or ineffectiveness on the part of the board of directors, this statement appears to directly accuse the board of directors of engaging in activities that violate their fiduciary duties as directors. However, the Proponent fails to identify the actions and policies to which he is referring, nor does the Proposal provide any specific examples of cases where a direct conflict of interest is alleged to have arisen. This statement is inflammatory and misleading since the stockholders have no means to independently verify these statements. Further, the statement infers or implies that the board is not committed to the Company and its stockholders or to its duties as directors. Therefore, the Company requests that the Staff instruct the Proponent to provide the Company with such information or to delete the phrase in its entirety. See General Motors Corporation (April 10, 2000) and (March 29, 2001).

e. *"The board of directors of Catalyst Semiconductor, Inc., has one of the smallest, if not the smallest, ownership positions in the entire North American semiconductor industry."*

The Proponent does not provide any factual support for this statement, nor does he indicate how this statement is relevant to the Proposal. Specifically, he neither provides statistics on the ownership positions of the members of the Company's board of directors or those of any other North American semiconductor company, even though such data is readily available. Therefore, the Company requests that the staff instruct Proponent to provide additional context and support for this statement or to delete this statement in its entirety.

f. *"He has been a substantial shareholder of this company since 1994 and will strive to enhance the value of our shares for all of the stockholders.*

The Proponent does not provide any factual support for his statement that the Nominee has been a "substantial shareholder" since 1994, thus depriving the stockholders of the ability to determine the veracity of the statement. The stockholders will likely have divergent views as to the meaning of "substantial" and vote on the Proposal accordingly (i.e., stockholders may infer that Nominee is better qualified for the position depending on the perceived extent of his holdings of Company stock). Further, because the statement does not indicate the manner in which the Advocate will enhance the value of the shares, the stockholders could be mislead into thinking that the Advocate would have the power to improve stockholder value beyond that of an ordinary director. This statement is misleading and fails to provide factual support. Accordingly, the statement may be excluded pursuant to Rule 14a-8(i)(3).

g. *"Shareholders will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate without fear of reprisal."*

This statement is misleading and inflammatory because it implies that the Company's officers and board of directors are unresponsive to, or have previously retaliated against, stockholders and employees who have attempted to communicate with the Company's management. This statement, which impugns the integrity and character of the Company's officers and board members and implies improper conduct, is made without any factual foundation. Accordingly, the statement may be excluded pursuant to Rule 14a-8(i)(3).

The staff has stated that it would have no objection to the exclusion of a proposal as false or misleading unless certain statements are deleted, factually supported, or recast as the proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). Also, the Proposal makes a number of false and misleading or subjective statements which, even if couched as opinions, are still presented as categorical statements of fact for which the Proponent cannot and does not provide any factual support. In Kiddie Products, Inc. (February 9, 1989), the staff stated that it was proper to omit parts of a supporting statement when "it states as fact a matter which appear[s] to be a subjective conclusion of the proponent." For the foregoing reasons, the Company believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal because the defects cause it to be it misleading and confusing to stockholders. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that it should be amended to correct the deficiencies described above.

G. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) Because It Relates To the Conduct of the Company's Ordinary Business Operations.

If a proposal deals with a matter relating to the company's ordinary business operations, it may be excluded pursuant to Rule 14a-8(i)(7). The staff has distinguished stockholder proposals which have significant policy, economic or other implications from those which involve everyday business operations and affairs of the company. See Release 34-12999 (November 11, 1976) (described "ordinary business" as encompassing matters which are "mundane in nature" and do not involve any "substantial policy or other considerations." The staff further stated in Release No. 34-40018 (May 21, 1998) that:

> "The general underlying policy of this exclusion is consistent with the policy of most state Company laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In Chevron Corporation (February 8, 1998), the staff expressly recognized that stockholder relations are clearly within the realm of a company's ordinary business operations and as not having significant policy, economic or other implications. The staff allowed exclusion of a proposal requesting that the Chevron board of directors establish an Office of Shareholder Ombudsman to resolve stockholder complaints because it related to the company's ordinary business operations, that being procedures for dealing with stockholders.

The Proposal would place in the hands of the shareholder advocate the authority to represent the stockholder interests on all matters exclusively. The supporting statement gives further evidence of the Proponent's intent to remove the management of stockholder relations from the Company's board of directors by placing the responsibility into the hands of the shareholder advocate where it states that the stockholders "will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate with out fear of reprisal." Since stockholder relations are within the realm of a company's ordinary business operations and the Proposal would place stockholder relations in the hands of the shareholder advocate, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Company intends to omit the Proposal from the Company's 2002 Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's 2002 Proxy Materials. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Company requests the Staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Company's 2002 Proxy Materials. The Company respectfully submits that the Staff should not give the Proponent the opportunity to revise the Proposal. The Proposal is so defective that it would have to be completely recast to avoid exclusion. Even if the Proponent could rewrite the Proposal to make it consistent with both the Company's Restated Certificate and Delaware law, the changes would be so drastic that the result would be a new proposal. Such new proposal would be untimely under Rule 14a-8(e) and, therefore, would be excludable from the Company's 2002 Proxy Materials. See Weirton Steel Corp. (Apr. 9, 1998).

The Company intends to release definitive copies of its 2002 Proxy Materials to its stockholders on or about July 23, 2002, and wishes to release a draft of the proxy materials to its printer by July 16, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (650) 614-7368.

We are filing this No-Action Letter by e-mail to the Commission's mailbox established for that purpose. Please confirm your receipt of this filing by sending a return e-mail to ealexander@orrick.com.

Very truly yours,

/s/ M. Elise Alexander

cc: Radu M. Vanco, Catalyst Semiconductor, Inc.

EXHIBITS

Exhibit A

NOTICE OF STOCKHOLDER PROPOSAL

I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductor commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The advocate represents the shareholder interests on all matters exclusively.

My address is 4678 S. Versailles, Dallas, TX, 75209. The nominee's address is 7600 Carriage Lane, Fort Worth, TX, 76112. We are both stockholder's of record, entitled to vote on all shareholder matters and this nomination is to be made by proxy.

Whereas: The board of directors of Catalyst Semiconductor, Inc., has clearly demonstrated, over a multi-year time frame, a complete inability to structure and maintain an environment that would lead to a reasonable and consistent value for the common stock, as most peer companies have achieved for the benefit of their shareholders.

Whereas: The board of directors and the company in its entire publicly traded history has not achieved one stock split for the shareholders, while the owner's equity has been dramatically diluted due to substantial issuance of stock options. The re-pricing of a large number of these options as low as 12.5 cents each, has guaranteed a drastic dilution of the owner's equity.

Whereas: The actions and policies of the board of directors appears to be anything but consistent with shareholder interests, and, in some cases, a direct conflict of stockholder's interests seems clear.

Whereas: The board of directors of Catalyst Semiconductor, Inc., has one of the smallest, if not the smallest, ownership positions in the entire North American semiconductor industry. (Mr. Duchatelet's position is reportedly a passive one, held by ELEX NV.)

Whereas: The board of directors of Catalyst Semiconductors, Inc., has displayed a long term inability to promote the positive merits of stock ownership in our company, making investment positions unattractive to large institutional buyers.

Mr. Sterett, an equities consultant and private investor, will provide positive guidance and leadership in a manner that will complement the current board's strengths. He has been a substantial shareholder of this company since 1994 and will strive to enhance the value of our shares for all of the stockholders. Shareholders will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate without fear of reprisal.

RESOLVED: Stockholders request the board of directors include this stockholder advocate proposal in the 2002 proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission for the shareowner's decision on this proposal by vote.

Robert Sterett
April 15, 2002

BIOGRAPHY

Broc L. Sterett has served as Principal and Chief Strategist of Sterett Enterprises since January of 1989. From 1969 to 1988, Mr. Sterett served as a sales executive for a number of American technology companies, including Rockwell International, Eastman Corporation, ADP and Northern Telecom.

Exhibit B

CATALYST

Catalyst Semiconductor, Inc.
1250 Borregas Avenue
Sunnyvale, CA 94089
Main: 408.542.1000
Fax: 408.542.1200
http://www.catsemi.com

April 26, 2002

VIA FEDEX

Mr. Robert Sterett
4678 S. Versailles
Dallas, TX 75209

Re: Catalyst Semiconductor, Inc. - shareholder proposal

Dear Mr. Sterett:

This will inform you that Catalyst Semiconductor, Inc. (the "Company") received via an e-mail addressed to the Company's Chief Executive Officer by Mr. Broc Sterett on April 20, 2002 a shareholder proposal (the "Proposal") submitted by you.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for the Company's 2002 annual meeting. At the time the shareholder submits a proposal, the shareholder must have continuously held the lesser of $2,000 in market value or one percent of the Company's shares entitled to vote at the annual meeting for at least one year. If the proponent is not the registered holder of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that the proponent continuously held such qualifying securities for one year at the time the proposal was submitted. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. In any case, the proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the Proposal and because a review of our shareholder records does not indicate that you are a shareholder of record, the Company believes you have not provided either the required documentation to demonstrate your eligibility to submit a shareholder proposal or the required written statements. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

The Company's Secretary has informed me that the Company may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If the Company does not receive the appropriate information from you within the 14-day limit, the Company intends to omit the Proposal from the Company's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Company's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Company reserves the right to omit your proposal if a valid basis for such action exists.

Very truly yours,

/s/ Radu M. Vanco

Radu M. Vanco
Chief Executive Officer

cc: Peter Cohn

Exhibit C

Prickett, Jones &Elliott
A PROFESSIONAL ASSOCIATION
1310 King Street
Box 1328
Wilmington, Delaware 19899
TEL: (302) 888-6500
FAX: (302) 658-8111

DOVER OFFICE:
11 NORTH STATE STREET
DOVER, DE 19901
TEL: (302) 674-3841
FAX: (302) 674-3864

PENNSYLVANIA OFFICE
217 WEST STATE STREET
KENNETT SQUARE, PA 19348
TEL: (610) 444-1573
FAX: (610) 444-9273

May 2, 2002

Catalyst Semiconductor, Inc.
1250 Borregas Avenue
Sunnyvale, CA 94089

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Catalyst Semiconductor, Inc. (the "Company") by Robert Sterett may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of stockholders pursuant to Rule 14a-8(i)(1) of the Securities Exchange Act of 1934. The Company is a Delaware Corporation.

It is our opinion that the Proposal may be omitted because, as a matter of Delaware law, (1) the Proposal is not a proper subject for stockholder action, and (2) the Proposal violates the Delaware General Corporation Law (the "DGCL") and the Company's Restated and Amended Certificate of Incorporation (the "Restated Certificate"). The following discussion explains our position.

I. <u>The Proposal</u>.

The relevant portion of the proposal reads as follows:

> I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductors commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The

> advocate represents the shareholder interests on all matters exclusively.

The Proposal seeks to create a novel position foreign to Delaware law. The Proposal would appoint a shareholder advocate (the "Advocate") to a two year term. The Advocate would not be a member of the Company's board of directors (the "Board") but would possess the voting powers and other rights of a statutory director. Unlike a statutory director, who owes fiduciary duties to the corporation as well as the stockholders, the Advocate would exclusively represent the "stockholder interests."

II. Discussion.

A. The Delaware Statute

1. Section 141 of the DGCL.

Section 141(a) of the DGCL provides that the business of the corporation is to be managed by its directors:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (2002); see Smith v. Van Gorkom, 488 A.2d 858, 872 (Del.Supr. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141 (a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Pogostin v. Rice, 480 A.2d 619, 624 (Del.Supr. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.")

Under §141(a), the exclusive power of a board of directors to manage the business and affairs of a corporation may be altered or limited only in the certificate of incorporation.[1] 8 Del.C. §141(a); Quickturn Design Systems. Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del.Supr. 1998) ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation."). Importantly, the Company's Restated Certificate does not provide for a "shareholder advocate" and does not deviate from the statutory rule of management by the Board. In fact, the Restated Certificate provides for a "staggered board" consisting of three classes of directors with each class to be elected to a three year term. See 8 Del.C. §141(d).

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[1] The statutory exceptions to the general rule of director management are few and generally limited to §351 (permitting stockholder management of a close corporation if set forth in the charter), §226 and §291 (permitting management by a custodian or receiver for deadlocked or insolvent corporations), and §141(c) (permitting delegation of managerial responsibilities to a committee of directors). D. Drexler, L. Black and A. Sparks, Delaware Corporation Law and Practice, §13.01[1] at 13-2 (2001) ("Drexler") ("Aside from these narrow exceptions, however, the duty and authority to manage the corporation's affairs rests in the board of directors as an entirety.").

The Proposal would grant voting and other powers of a statutory director to a non-director stockholder in direct violation of §141(a) and the Restated Certificate. Accordingly, the Proposal is not a proper subject for action by the stockholders of the Company and, if implemented, would violate Delaware law.

B. The Proposal Is Inconsistent With Well Established Delaware Law

1. The Board of Directors Has The Exclusive Authority To Manage The Business And Affairs Of A Corporation

The longstanding rule in Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del.Supr. 1984); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This rule is compelled by Section 141(a) of the DGCL which states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors." Quickturn, 721 A.2d at 1291 (§141(a) "confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation." (emphasis in original)).

Accordingly, only directors who are duly elected to the board are entitled to vote on matters presented to the board and to otherwise participate in board deliberations and actions. See R. Balotti and J. Finkelstein, The Delaware Law of Corporations and Business Organizations, §4.9 at 4-21 (2002) ("persons other than directors generally may be excluded [from a board meeting] by the chair or by vote of the directors"). Under the DGCL, the presence at a meeting of a "majority of the total number of directors" is required in order to constitute a quorum and the valid action of the board requires the "vote of a majority of the directors present at a meeting." 8 Del.C. §141(b)(emphasis added). Any action to be taken by the board of directors without a meeting may be taken "if all members of the board" consent thereto in writing. 8 Del.C. §141(f)(emphasis added). The DGCL simply does not contemplate and, accordingly, does not permit a non-director to vote or consent on matters considered by the board of directors. Thus, the Proposal will violate Delaware law because the Proposal purports to grant the Advocate "the same and exact voting power" and "responsibilities" as a director.

2. The Advocate Would Impermissibly Interfere With The Directors' Power to Manage The Company

Under Delaware law, statutory directors have both a statutory mandate under §141 to manage the corporation and a concomitant fiduciary duty to pursue that statutory mandate. Quickturn, 721 A.2d at 1292 ("In discharging the statutory mandate of Section 141(a), the directors have a fiduciary duty to the corporation and its stockholders."). Unless otherwise provided in the certificate of incorporation,[2] these fiduciary and statutory obligations cannot be altered or diluted in any way.

[2] As noted above, the Restated Certificate does not authorize or contemplate a "stockholder advocate" and instead provides for management by a classified board of directors as authorized by 8 Del.C. §141(d). The Restated Certificate can only be amended by action of the Board and subsequent approval by holders of a majority of the outstanding shares of Company voting stock. 8

Arrangements that "purport to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties" or that tend "to limit in a substantial way the freedom of directors' decisions on matters of management policy" are invalid and unenforceable. Quickturn, 721 A.2d at 1292; Paramount Communications. Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del.Supr. 1994); Grimes v. Donald, C.A. No. 13358, slip op. at 17, Allen, C. (Del.Ch., Jan. 11, 1995, revised Jan. 19, 1995), affd, 673 A.2d 1207 (Del. Supr. 1996) ("[t]he board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of this corporation."); Abercrombie v. Davies, 123 A.2d 893, 899 (Del.Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Supr. 1957)("So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."). Accordingly, stockholders cannot by agreement divest individual directors of their responsibilities to the corporation and all its stockholders. See Abercrombie, 123 A.2d at 899; Drexler, at 13-2.

Here, the Proposal would constitute the delegation of director power to a non-director stockholder and a corresponding restriction on the ability of the duly elected directors to fulfill their statutory and fiduciary duties. All director action would be compromised by the introduction of a non-director to the deliberative and decision-making processes of the duly elected board. The voting power of duly elected directors would be diluted and the ability of a majority of the Board to control the outcome of votes would be effected by the votes cast by the non-director Advocate. Under Delaware law, this dilution and limitation on the management authority of duly elected directors would be in direct violation of the statutory mandate and concomitant fiduciary duties of directors. See Quickturn, 721 A.2d at 1292.

The Proposal would also be contrary to several provisions of the DGCL which require approval by "the board of directors" to authorize specific corporate actions. These provisions address, for example, decisions to approve mergers,[3] stock issuances,[4] charter amendments,[5] and the sale of substantially all assets.[6] The exclusive power of the board of directors to authorize these fundamental corporate actions cannot be delegated or diluted. See 8 Del.C. §141(c); Jackson v. Turnbull, C.A. No. 13042, 1994 WL 174668, at *5, Berger V.C. (Del.Ch., Feb. 8, 1994)(delegation of determination of merger consideration to an outside advisor violated 8 Del.C. §251); Field v. Carlisle Corp)., 68 A.2d 817, 820 (Del.Ch. 1949) ("under the Delaware statutes the directors of a Delaware corporation may not delegate, except in such manner as may be explicitly provided by

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Del.C. §242(b). Accordingly, any attempt to restrict the Board's management authority (through a non-director manager or otherwise) would require prior Board approval (as well as stockholder approval) of a certificate amendment under Section 242. Without prior Board approval, a proposal to amend the Restated Certificate would be ineffective under Delaware law and would not be a proper subject for stockholder action.

[3] 8 Del.C. §251.

[4] 8 Del.C. §§152, 153.

[5] 8 Del. C. §242.

[6] 8 Del.C. §271.

statute, the duty to determine the value of the property acquired as consideration for the issuance of stock."). Accordingly, it is contrary to Delaware law for a non-director to be empowered to cast a potentially deciding or blocking vote on one of these matters of fundamental importance to the shareholders and the corporation.

3. The Proposal Requires Unauthorized Expenditure of Funds in Violation of Delaware Law

Under Delaware law, the board of directors retains exclusive power to authorize and direct the expenditure of corporate funds. 8 Del.C. §141(a). Moreover, unless otherwise provided by the certificate of incorporation or bylaws, the "the board of directors shall have the authority to fix the compensation of directors." 8 Del.C. §141(h). The Proposal requires that the Advocate receive the "same and exact ... remuneration as a board member." Thus, if implemented, the Proposal would compel the expenditure of funds, by way of payment of "director fees" to the Advocate, without the approval of the Board. Because the Board, and not the Company's stockholders, exclusively controls the expenditure of corporate funds under Delaware law, the Proposal would be invalid and, thus, inappropriate for stockholder action.

4. The Proposal Violates Delaware Fiduciary Law

The Proposal provides that the Advocate "represents the shareholder interests on all matters exclusively." The meaning of this statement is unclear but in all events would be contrary to Delaware law. To the extent that the Proposal would "shift" the directors' obligations to protect the interests of the Company's stockholders "exclusively" to the Advocate, this would clearly violate Delaware law. As set forth above, corporate directors owe statutory and fiduciary duties to the corporation and its stockholders, and these duties cannot be delegated or abdicated by the directors. 8 Del.C. §141(a); Quickturn, 721 A.2d at 1292. To the extent that the Proposal provides that the Advocate will act exclusively for the benefit of the stockholders as opposed to the Company, this would likewise be inconsistent with Delaware law. Because the Advocate would exercise all of the same voting powers and responsibilities of a statutory director, the Advocate would be subject to the same fiduciary duties of a statutory director. Accordingly, the Advocate would, contrary to the Proposal, owe duties to the Company and not just exclusively to the Company's stockholders. Aronson 473 A.2d at 811 (directors owe "fundamental fiduciary obligations to the corporation and its shareholders"); Smith v. Van Gorkom 488 A.2d at 872 (same). Thus, the Proposal, if implemented, would violate settled Delaware law.

C. The Proposal Is Inconsistent With The Restated Certificate

Under the DGCL, the board of directors has exclusive power to manage the business and affairs of the corporation, subject only to a contrary provision in the certificate of incorporation. 8 Del.C. §141(a). The Restated Certificate does not deviate from the rule of board management set forth in §141(a). Similarly, Section 1 of Article III of the Bylaws provides that the "business and affairs of the corporation shall be managed by or under the direction of the board of directors." The Restated Certificate provides for a classified board with staggered three year terms. The Restated Certificate provides, in Article VII, that the "number of directors which constitute the whole Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation." Section 2 of Article III of the bylaws provides that "the number of directors shall be established from time to time by resolution of the board of directors or the stockholders." Finally, Article X of the Restated Certificate provides: "If the number of directors is hereinafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable."

Nothing in the Restated Certificate or bylaws authorizes or contemplates a "stockholder advocate" and the Restated Certificate does not authorize "non-directors" to be elected to the Board. In effect, the Proposal seeks to create a special or separate "class" of director, with similar voting powers but a different term of office. Such a special class director can only be created by a provision in the certificate of incorporation. 8 Del.C. §141(d)("The certificate of incorporation may confer" upon a class of stock the right to elect directors "who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation."); See Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del.Ch. 1998) ("The plain, unambiguous meaning of [§141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, those distinctive voting rights must be set forth in the certificate of incorporation."). Accordingly, because the Proposal directly conflicts with the Restated Certificate, it would be ineffective and invalid under settled Delaware law.

The Proposal likewise is ambiguous and vague as to (i) the vote requirement to elect the Advocate, (ii) the procedure to nominate the Advocate or to fill a vacancy, and (ii) whether the Advocate would be entitled to indemnification, to notice of meetings, to inspect corporate records or to other rights of directors. Also, to the extent that the Proposal seeks to increase the number of directors by adding the Advocate as a "de facto" director with a two year term, it violates Article X of the Restated Certificate which provides exclusively for three year director terms and requires that new directorships be apportioned among the classes to keep the classes equal in number. The Restated Certificate and bylaws simply do not authorize the Company to implement the Proposal. Accordingly, the Proposal is not appropriate for stockholder action because it conflicts with the Restated Certificate and would be impossible to implement under the Restated Certificate and bylaws.

Conclusion

For the reasons articulated above, it is our opinion that the Company may omit the Proposal from the Company's proxy materials because, as a matter of Delaware law, (1) the Proposal is not a proper subject for stockholder action, and (2) the Proposal violates Section 141(a) of the DGCL as well as the Restated Certificate and the Company's bylaws.

Very truly yours,

/s/ Prickett, Jones & Elliot, P.A.

O
ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025
tel 650-614-7400
fax 650-614-7401
WWW.ORRICK.COM

May 20, 2002

Mary Elise Alexander
(650) 614-7368
ealexander@orrick.com

VIA COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Catalyst Semiconductor, Inc. — Stockholder Proposal of Mr. Robert Sterett

Ladies and Gentlemen:

By letter dated May 2, 2002 (the "Original Letter"), we wrote to you on behalf of our client, Catalyst Semiconductor, Inc., a Delaware corporation (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"), the proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") submitted by Mr. Robert Sterett (the "Proponent"). The Proposal concerns the creation of a special position of shareholder advocate and advisor to the Company's Board of Directors. As discussed further below, the Proponent, in response to certain eligibility and procedural deficiencies, has submitted a revised Proposal ("Revised Proposal") to the Company. For the reasons set forth below and in the Original Letter, we request the Staff's concurrence that the Company may omit the Revised Proposal from its 2002 Proxy Materials. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the Proponent as notice of the Company's intention to omit the Revised Proposal (as defined below) from the Company's 2002 Proxy Materials.

BACKGROUND

The Company first received the Proposal by e-mail on April 20, 2002, a copy of which was attached as Exhibit A to the Original Letter. For your convenience, we have attached a copy the Original Letter hereto as Exhibit 1. As indicated in the Original Letter, the Proposal and Supporting Statement exceeded the 500 word limitation set forth in Rule 14a-8(d) and the Proponent failed to establish his eligibility to submit a shareholder proposal as required by Rule 14a-8(b). In a letter sent to the Proponent by Federal Express on April 26, 2002, a copy of which is attached to the Original Letter as Exhibit B, the Company notified the Proponent of his failure to satisfy these procedural and eligibility requirements and provided him with an opportunity to correct such deficiencies. On May 13, 2002, the Company received a response from the Proponent which purports to correct these procedural and eligibility deficiencies. A copy of this letter, including the Revised Proposal is attached hereto as Exhibit 2.

We do not believe that the Proponent has corrected all of the procedural and eligibility deficiencies set forth in the Original Letter. Further, the Revised Proposal contains additional text which is inflammatory, false and misleading, and we are therefore amending the Original Letter to include a request that such statements be excluded. Accordingly, for the reasons set forth in the Original Letter and as set forth below, we have advised the Company that it properly may exclude the Proposal from the 2002 Proxy Materials.

1. **The Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Revised Proposal may be excluded under Rule 14a-8(f).**

The Proponent is not a record holder of the Company's securities. Rule 14a-8(b)(2) sets forth the ways in which a stockholder who is not a record holder may establish his or her eligibility to submit a shareholder proposal. Subsection (i) of Rule 14a-8(b)(2) states in pertinent part that:

> "The first way [to establish eligibility] is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. . ."

The Proponent's letter of May 9, 2002 included as an attachment a screen print of an e-mail from Quick & Reilly which purports to evidence the Proponent's ownership of the requisite number of shares in order to be eligible to submit a shareholder proposal. We believe this e-mail fails to adequately satisfy the requirements of 14a-8(b)(2), because the e-mail merely states that the Proponent purchased shares of the Company's stock and provides the dates of such purchases. However, this email does not establish that the Proponent owned any of such shares at the time the Proposal was submitted or that Proponent has held the shares continuously for the requisite time period. Therefore, the Proponent has failed to establish his eligibility to submit a shareholder proposal and the Revised Proposal may be excluded from the Company's 2002 Proxy Materials.

2. **The Revised Proposal violates the Commission's rules, because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.**

For the reasons set forth in the Original Letter, we believe that the Revised Proposal may properly be omitted from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a stockholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. In addition, to the extent that the Staff does not agree that the Company may omit the Revised Proposal in its entirety, the Revised Proposal contains language, not included in the Proposal, which may be omitted under

Rule 14a-8(i)(3). In the Revised Proposal, the Proponent has removed the biography of Broc Sterett and has inserted in its place the following statement: "CATALYST HAS REFUSED TO PRINT MR. STERETT'S BIOGRAPHY, HERE." The Proponent appears to have made this revision in order to comply with the 500 word limitation set forth in Rule 14a-8(d) This statement may be omitted pursuant to Rule 14a-8(i)(3), because it is false and misleading in violation of Rule 14a-9. It is false and misleading to state that the Company has refused, directly or indirectly, to include Mr. Sterett's biography in its 2002 Proxy Materials. The Company would not refuse to print the biography to the extent it was contained in a proposal which complied with the Commission's proxy rules and could not otherwise be omitted. The Proposal, as originally submitted, exceeded 500 words and, as a result, did not meet the requirements set forth in Rule 14a-8(d). As required by Rule 14a-8, the Company informed the Proponent that the Proposal did not comply with the Commission's proxy rules. The Proponent was free to retain the biography and otherwise revise the Proposal in any manner he chose in order to comply with Rule 14a-8(d).

The statement is also inflammatory, because it implies improper conduct on the part of the Company and impugns the character of the Company's officers and directors by implying that they failed to comply with the Commission's proxy rules. This statement therefore should be excluded from the Revised Proposal.

CONCLUSION

On the basis of the foregoing and for the reasons set forth in the Original Letter, the Company intends to omit the Revised Proposal from the Company's 2002 Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Revised Proposal may be excluded from the Company's 2002 Proxy Materials. Alternatively, if the Staff is unable to concur that the Revised Proposal may be omitted in its entirety, the Company requests the Staff's concurrence that certain portions of the Revised Proposal (including supporting statements identified herein and in Section F of the Original Letter) may be excluded from the Company's 2002 Proxy Materials.

As indicated in the Original Letter, the Company intends to release definitive copies of its 2002 Proxy Materials to its stockholders on or about July 23, 2002, and wishes to release a draft of the proxy materials to its printer by July 16, 2002. Accordingly, we would appreciate the Commission's response to this letter and to the Original Letter as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (650) 614-7368.

Please confirm your receipt of this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

ORRICK

May 20, 2002
Page 4

Very truly yours,

M. Elise Alexander

M. Elise Alexander
Associate

Enclosures

cc: Radu Vanco, Catalyst Semiconductor, Inc. (w/Encl.)
Robert Sterett (w/o Encl.)

EXHIBIT 1

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025
tel 650-614-7400
fax 650-614-7401
www.orrick.com

May 2, 2002

Elise Alexander
(650) 614-7368
ealexander@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Catalyst Semiconductor, Inc. — Stockholder Proposal of Mr. Robert Sterett

Ladies and Gentlemen:

We are writing on behalf of our client, Catalyst Semiconductor, Inc., a Delaware corporation (the "Company"), to request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company excludes a stockholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. Robert Sterett (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2002 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's 2002 Proxy Materials.

BACKGROUND

The Company first received the Proposal, a copy of which is attached hereto as Exhibit A, by e-mail on April 20, 2002. The relevant portion of the Proposal reads as follows:

> I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductors commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The advocate represents the

shareholder interests on all matters exclusively.

The Proposal does not include the assertions required by Rule 14a-8(b)(1), nor does it include any of the documentation required by Rule 14a-8(b)(2) to substantiate the Proponent's ownership. In a letter sent to the Proponent by Federal Express on April 26, 2002, a copy of which is attached hereto as Exhibit B, the Company notified the Proponent of his failure to satisfy the procedural and eligibility requirements and provided him with an opportunity to correct the problem.

We have advised the Company that it properly may exclude the Proposal from the 2002 Proxy Materials for the reasons set forth below.

REASONS FOR OMISSION

The Company believes it may properly omit the Proposal from its 2002 Proxy Materials for the following reasons:

1. The Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is improper under the Delaware General Corporation Law ("DGCL").

3. The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because if implemented it would cause the Company to be in violation of the laws of the state of Delaware.

4. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal.

5. The Proposal may be properly omitted under Rule 14a-8(i)(8) because it relates to an election to office.

6. The Proposal violates the Commission's rules, because it is false and misleading, and therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

7. The Proposal may be properly omitted under Rule 14a-8(i)(7) because it relates to the conduct of the Company's ordinary business operations.

DISCUSSION

A. The Proponent Has Failed To Comply With the Eligibility and Procedural Requirements of Rule 14a-8.

The Company's initial review of the Proposal has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 as follows:

1. The Proponent Has Not Demonstrated Eligibility.

The Proponent has failed to provide the Company with any information regarding his ownership of the Company's stock as required by Rule 14a-8(b)(2). A review of the Company's records has revealed that the Proponent is not a stockholder of record. The Proponent has also failed to affirm his intent to hold the requisite amount of the Company's stock through the date of the 2002 annual meeting, as required by Rule 14a-8(b)(2).

2. The Proposal Exceeds 500 Words.

The Proposal, including the Supporting Statement is in violation of the 500 word limit imposed by Rule 14a-8(d).

As stated above, the Company has notified the Proponent of these eligibility and procedural deficiencies. Pursuant to Rule 14a-8(f)(1), the Proponent must send a response to the Company to correct these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification. The Company recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Company to file any intention to omit a stockholder proposal with the Commission not later than 80 days prior to the date the Company files the definitive copies of its 2002 Proxy Materials with the Staff. The Company intends to file its 2002 Proxy Materials on or about July 23, 2002, and therefore must file this letter by May 2, 2002. If the Proponent should correct the eligibility and procedural deficiencies described above on a timely basis, the Company will notify the Staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(1) Because It Is Improper Under the Delaware General Corporation Law.

Rule 14a-8(i)(1) permits the omission of a stockholder proposal from a company's proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated in the state of Delaware.

As the opinion of Prickett, Jones & Elliott, P.A., Delaware counsel to the Company, attached hereto as Exhibit C (the "Opinion"), concludes, the Proposal is not a proper subject for action by stockholders under Delaware law because its implementation would require the Company's board of directors to take certain actions conflicting with the discretionary authority provided to the board of directors under Delaware law. As discussed in more detail below and in the Opinion, we believe that the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

The concept of a "shareholder advocate and advisor" who has the "same and exact voting power, responsibilities and remuneration as a board member," but who is not a board member, conflicts with the DGCL. The idea that a person other than a director should have the powers of a director is fundamentally inconsistent with the well-established framework of oversight authority for corporations organized under the DGCL which provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in the corporation's certificate of incorporation." 8 Del. C. §141(a) (2002).

The Proposal would grant voting and other powers of a statutory director to a non-director stockholder. The Company's Restated and Amended Certificate of Incorporation (the "Restated Certificate") does not authorize or contemplate a "stockholder advocate" and instead provides for management by a classified board of directors as authorized by §141(d) of the DGCL. The Company believes, and the Opinion confirms, that such position directly violates Delaware law. However, assuming that such position did not violate the DGCL, the creation of such position would require an amendment to the Restated Certificate. Any such amendment would have to be initiated or approved by the board of directors in accordance with Section 242(b)(1) of the DGCL, and therefore is not a proper matter for stockholder action under Delaware law. Accordingly, the Company believes that it may properly omit the Proposal pursuant to Rule 14a-8(i)(1).

C. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company To Be In Violation of the Laws of the State of Delaware.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal "if the proposal, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject." As discussed in more detail in the Opinion, the Proposal violates Delaware law because:

(1) under Delaware law, the board of directors has the exclusive authority to manage the business and affairs of a corporation and the DGCL does not contemplate and, accordingly, does not permit a non-director to vote or consent on matters considered by the board of directors;

(2) the Proposal would constitute the delegation of director power to a non-director stockholder and a corresponding restriction on the ability of the duly elected directors to fulfill their statutory and fiduciary duties under Delaware law and would otherwise impermissibly interfere with the directors' power to manage the Company;

(3) by requiring that the shareholder advocate (the "Advocate") receive the "same and exact ... remuneration as a board member," the Proposal would compel the expenditure of funds, by way of payment of "director fees" to the Advocate, without the approval of the board and in violation of the board's exclusive power to authorize and direct the expenditure of corporate funds pursuant to §141 of the DGCL. See Community Bancshares, Inc. (March 15, 1999) (proposal to amend bylaws to establish an advisory committee of stockholder representatives that may incur expenses may be excluded); Pennzoil Corporation (February 24, 1993) (implicit in the management and business affairs of a Delaware corporation is the concept that its board of directors, or persons duly authorized to act on its behalf, directs the expenditures of corporate funds).

(4) the Proposal would cause the directors to violate Delaware fiduciary duty law by requiring the delegation or abdication to the Advocate of the directors' statutory and fiduciary duties to corporate stockholders; and

(5) the Proposal, if implemented, would conflict with the Restated Certificate and Bylaws of the Company, which conform to the rule of board management set forth in §141(a) of the DGCL, provide for a classified board with staggered three year terms and do not otherwise authorize or contemplate a "stockholder advocate" or "non-director" director to be elected to the board.

For these reasons, the Company believes that the Proposal may be properly omitted under Rule 14a-8(i)(2) because it contravenes Delaware law.

D. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(6) Because the Company Would Lack the Power or Authority To Implement It.

Rule 14a-8(i)(6) permits exclusion of a stockholder proposal from a company's proxy materials if, upon passage, the company would lack the authority or power to implement the proposal. The Proposal calls for the shareholder advocate to have the "same and exact voting power, responsibilities and remuneration as a board member," but specifically states that the shareholder advocate shall not be a director. As mentioned in the Opinion and in Sections B and C above, the DGCL does not provide for any party to possess all of the rights and obligations of a director, except for a duly authorized director. Even if the Proposal is approved by a majority of the

Company's stockholders, the board of directors has no ability to implement the creation of such a "quasi-director" position and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

A proposal may also be properly omitted pursuant to Rule 14a-8(i)(6) if it is vague, with the result that the Company "would lack the power or authority to implement" the proposal. A company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (January 14, 1992); Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears that the proposal...is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Proposal is vague and indefinite in that it does not specify, among other things, what the shareholder advocate will do, how he will interact with the Company's stockholders, management, employees, its board of directors and the public or the exact scope of his authority, rights and responsibilities. As a result, neither the Company nor the Company's board of directors would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(6).

E. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(8) Because It Relates To an Election To Office.

Rule 14a-8(i)(8) provides that a proposal may be excluded if it relates to an election for membership on the company's board of directors or analogous governing body. Although the Proposal indicates that the Advocate would be "an advisor and consultant to the board and not a board member," it is reasonable to conclude that the Proponent is attempting to circumvent the Commission's rules by improperly using Rule 14a-8 to nominate the Mr. Broc Sterett as nominee for Advocate (the "Nominee") for election to the board of directors. The Proposal provides that the shareholder advocate would have the "same and exact voting power, responsibilities and remuneration as a board member." By sharing the powers, duties and responsibilities with the members of the board of directors, the Advocate would effectively become part of the board of directors. The Proposal also indicates that the shareholder advocate would apparently have exclusive powers and not be subject to fiduciary duties. However, as discussed in Sections B and C above, neither the DGCL, the Company's Restated Certificate nor its Bylaws provide the authority for such a position. Thus, it is reasonable to conclude that the primary purpose of the Proposal is the election of the Nominee to the board of directors in violation of Rule 14a-(i)(8).

The Staff has consistently taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See Delhaize America, Inc. (March 9, 2000) (a proposal that would increase the board by three members was properly excluded); C-Phone Corp.

(June 1, 1999) (stockholder proposals nominating someone other than a nominee of the company as a director were excluded); and Independent Bank Corp. (February 8, 2002) (stockholder proposal nominating a specific individual for election to the company's board of directors excluded). In agreeing not to recommend enforcement action to the Commission, the Staff in Bull & Bear U.S. Government Securities Fund, Inc., (July 16, 1998) noted that:

> [T]he Commission adopted this exclusion related to elections because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules . . .were specifically designed to regulate the conduct of election contests.

There is also authority for the position that a proposal may be excluded where it calls for a particular person or a person from a specified group to be elected or appointed to a company's board of directors. In Dow Jones & Company (January 3, 1995), the stockholder proposal sought to increase the number of directors on the board and mandated that the new board position be the president of a particular union. In concluding that there appeared to be a basis for excluding that proposal pursuant to Rule 14a-8(c)(8), the Staff stated, "[i]n the staff's view, because the proposal calls for a particular person or person from a specified group to fill the new position, the proposal relates to the election of such person."

To the extent that the Proposal is viewed as creating a new "director" position and calling for a specific person, the Nominee, to fill that position, the Proposal violates Rule 14a-8(c)(8) and should be excluded.

Further, the Supporting Statement to the Proposal contains numerous statements that call into question the business judgment, competence and service of the Company's entire board of directors, including those directors standing for re-election at the Company's 2002 annual meeting. The Staff has interpreted statements that criticize the business judgment, competence and service of directors who stand for re-election as relating to the re-election of those directors. See, e.g., Great Atlantic & Pacific Tea Co., Inc. (March 8, 1996); Society Corporation (March 8, 1994). The Staff has consistently held that such proposals may be omitted under Rule 14a-8(i)(8) (and its predecessor paragraph (c)(8)). See, for example, Novell Inc. (January 17, 2001) (proposal and supporting statement appear to question the business judgment of board members who may stand for reelection at the upcoming annual meeting of stockholders). To the extent that the supporting statement may be deemed an effort to oppose management's solicitation on behalf of the re-election of certain directors and, it may be omitted from the Company's proxy statement. See ASECO, Inc. (March 18, 1980).

F. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 Because It Is False and Misleading.

1. The Proposal Is Impermissibly Vague.

The staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements apply, are so vague and indefinite and, therefore, potentially misleading that neither stockholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989). Such a proposal would also be misleading "because any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." See Wendy's International (February 6, 1990).

As noted in Section D above, the Proposal does not specify exactly what the shareholder advocate will do, how successor advocates would be selected or how he will interact with the Company's stockholders or its board of directors such that stockholders voting on the proposal will not be able to determine with any reasonable certainty, what to expect from the Advocate or the possible consequences in the event that the Proposal was adopted. Without further guidance, stockholders would have widely divergent views of the scope of such person's duties, authority, rights and responsibilities and the standard of conduct that would be expected of the Company, and the Company would have no clear standards governing its conduct. As a result, neither the stockholders of the Company nor the Company's board of directors would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. The Supporting Statement Makes Numerous False, Irrelevant, and/or Unsupported Statements of Fact.

The Proposal may properly be omitted from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows for the exclusion of a stockholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently recognized that supporting statements, or portions thereof, which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to stockholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

As discussed below, the Proposal contains numerous false, misleading and vague statements that are prohibited under Rule 14a-8(i)(3). The Company believes that these statements, which permeate the Proposal and thus should be assessed in their entirety, warrant exclusion of the Proposal from the Company's 2002 Proxy Materials. The Proposal is false and misleading in the following respects:

a. *"The board of directors . . .has clearly demonstrated . . .a complete inability to structure and maintain an environment that would lead to a reasonable and consistent value for the common stock, as most peer companies have achieved for the benefit of their shareholders."*

The Proponent has not provided factual support for this statement, nor has he identified which companies he considers peers of the Company. Further, even if such peers had been identified, there is no objective basis for evaluating whether the common stock has a "reasonable and consistent value." The failure to provide any factual support for this statement renders the statement misleading because the stockholders have no ability to verify the statement's context and/or accuracy. Such statement is also inflammatory and directly impugns the character, integrity and personal reputation of the board of directors without factual foundation. Therefore, the Company requests that the staff instruct the Proponent to delete the statement in its entirety. See General Motors Corporation (April 10, 2000), (March 29, 2001); Southwest Airlines Co. (March 13, 2001).

b. *" The board of directors and the company . . . has not achieved one stock split for the shareholders, while the owner's equity has been dramatically diluted due to substantial issuance of stock options.*

The Proponent provides no factual basis for his implied conclusion that a stock split creates value for the stockholders. There are many reasons a company might effect a stock split and not all stock splits are implemented for positive reasons. In addition, the Proponent does not cite any statistics to support his statements that the equity has been "dramatically diluted due to substantial issuance of stock options," nor does the Supporting Statement define what dilution amount or percentage of dilution would be considered dramatic. Again, the Company requests that the Staff instruct the Proponent to provide the Company with such information or to delete these statements from the Proposal. See General Motors Corporation (March 29, 2001) (requiring the proponent to provide additional support for unsupported language).

c. *The re-pricing of a large number of these options as low as 12.5 cents each, has guaranteed a drastic dilution of the owner's equity."*

The reference to the repricing of options is misleading because it is stated as fact without a proper factual foundation. The Proponent has taken the repricing out of context and has failed to provide the historical details of the performance of the Company's stock at the time the repricing occurred in September 1998. The repricing did not serve to increase the number of options outstanding, but merely re-priced options which were under water (i.e. priced below market) to the then current market price of 12.5 cents per share, nor was the price per share for the common stock set at some arbitrarily low amount as the Proposal seems to imply. Such statements are misleading, subjective and imply improper conduct by the Company and its board of directors without factual support and should therefore be deleted.

d. *"The actions and policies of the board of directors appears to be anything but consistent with shareholder interests, and, in some cases, a direct conflict of stockholder's interests seems clear."*

Although many of the Proponent's statements imply wrongdoing or ineffectiveness on the part of the board of directors, this statement appears to directly accuse the board of directors of engaging in activities that violate their fiduciary duties as directors. However, the Proponent fails to identify the actions and policies to which he is referring, nor does the Proposal provide any specific examples of cases where a direct conflict of interest is alleged to have arisen. This statement is inflammatory and misleading since the stockholders have no means to independently verify these statements. Further, the statement infers or implies that the board is not committed to the Company and its stockholders or to its duties as directors. Therefore, the Company requests that the Staff instruct the Proponent to provide the Company with such information or to delete the phrase in its entirety. See General Motors Corporation (April 10, 2000) and (March 29, 2001).

e. *"The board of directors of Catalyst Semiconductor, Inc., has one of the smallest, if not the smallest, ownership positions in the entire North American semiconductor industry."*

The Proponent does not provide any factual support for this statement, nor does he indicate how this statement is relevant to the Proposal. Specifically, he neither provides statistics on the ownership positions of the members of the Company's board of directors or those of any other North American semiconductor company, even though such data is readily available. Therefore, the Company requests that the staff instruct Proponent to provide additional context and support for this statement or to delete this statement in its entirety.

f. *"He has been a substantial shareholder of this company since 1994 and will strive to enhance the value of our shares for all of the stockholders.*

The Proponent does not provide any factual support for his statement that the Nominee has been a "substantial shareholder" since 1994, thus depriving the stockholders of the ability to determine the veracity of the statement. The stockholders will likely have divergent views as to the meaning of "substantial" and vote on the Proposal accordingly (i.e., stockholders may infer that Nominee is better qualified for the position depending on the perceived extent of his holdings of Company stock). Further, because the statement does not indicate the manner in which the Advocate will enhance the value of the shares, the stockholders could be mislead into thinking that the Advocate would have the power to improve stockholder value beyond that of an ordinary director. This statement is misleading and fails to provide factual support. Accordingly, the statement may be excluded pursuant to Rule 14a-8(i)(3).

g. "*Shareholders will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate without fear of reprisal.*"

This statement is misleading and inflammatory because it implies that the Company's officers and board of directors are unresponsive to, or have previously retaliated against, stockholders and employees who have attempted to communicate with the Company's management. This statement, which impugns the integrity and character of the Company's officers and board members and implies improper conduct, is made without any factual foundation. Accordingly, the statement may be excluded pursuant to Rule 14a-8(i)(3).

The staff has stated that it would have no objection to the exclusion of a proposal as false or misleading unless certain statements are deleted, factually supported, or recast as the proponent's opinion. See e.g., General Motors Corporation (April 10, 2000). Also, the Proposal makes a number of false and misleading or subjective statements which, even if couched as opinions, are still presented as categorical statements of fact for which the Proponent cannot and does not provide any factual support. In Kiddie Products, Inc. (February 9, 1989), the staff stated that it was proper to omit parts of a supporting statement when "it states as fact a matter which appear[s] to be a subjective conclusion of the proponent." For the foregoing reasons, the Company believes the defects in the supporting statement to be so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal because the defects cause it to be it misleading and confusing to stockholders. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that it should be amended to correct the deficiencies described above.

G. The Proposal May Be Properly Omitted Under Rule 14a-8(i)(7) Because It Relates To the Conduct of the Company's Ordinary Business Operations.

If a proposal deals with a matter relating to the company's ordinary business operations, it may be excluded pursuant to Rule 14a-8(i)(7). The staff has distinguished stockholder proposals which have significant policy, economic or other implications from those which involve everyday business operations and affairs of the company. See Release 34-12999 (November 11, 1976) (described "ordinary business" as encompassing matters which are "mundane in nature" and do not involve any "substantial policy or other considerations." The staff further stated in Release No. 34-40018 (May 21, 1998) that:

> "The general underlying policy of this exclusion is consistent with the policy of most state Company laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In Chevron Corporation (February 8, 1998), the staff expressly recognized that stockholder relations are clearly within the realm of a company's ordinary business operations and as not having significant policy, economic or other implications. The staff allowed exclusion of a proposal requesting that the Chevron board of directors establish an Office of Shareholder Ombudsman to resolve stockholder complaints because it related to the company's ordinary business operations, that being procedures for dealing with stockholders.

The Proposal would place in the hands of the shareholder advocate the authority to represent the stockholder interests on all matters exclusively. The supporting statement gives further evidence of the Proponent's intent to remove the management of stockholder relations from the Company's board of directors by placing the responsibility into the hands of the shareholder advocate where it states that the stockholders "will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate with out fear of reprisal." Since stockholder relations are within the realm of a company's ordinary business operations and the Proposal would place stockholder relations in the hands of the shareholder advocate, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Company intends to omit the Proposal from the Company's 2002 Proxy Materials. The Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's 2002 Proxy Materials. Alternatively, if the Staff is unable to concur that the Proposal may be omitted in its entirety, the Company requests the Staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Company's 2002 Proxy Materials. The Company respectfully submits that the Staff should not give the Proponent the opportunity to revise the Proposal. The Proposal is so defective that it would have to be completely recast to avoid exclusion. Even if the Proponent could rewrite the Proposal to make it consistent with both the Company's Restated Certificate and Delaware law, the changes would be so drastic that the result would be a new proposal. Such new proposal would be untimely under Rule 14a-8(e) and, therefore, would be excludable from the Company's 2002 Proxy Materials. See Weirton Steel Corp. (Apr. 9, 1998).

The Company intends to release definitive copies of its 2002 Proxy Materials to its stockholders on or about July 23, 2002, and wishes to release a draft of the proxy materials to its printer by July 16, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (650) 614-7368.

We are filing this No-Action Letter by e-mail to the Commission's mailbox established for that purpose. Please confirm your receipt of this filing by sending a return e-mail to ealexander@orrick.com.

Very truly yours,

/s/ M. Elise Alexander

cc: Radu M. Vanco, Catalyst Semiconductor, Inc.

EXHIBITS

Exhibit A

NOTICE OF STOCKHOLDER PROPOSAL

I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductor commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The advocate represents the shareholder interests on all matters exclusively.

My address is 4678 S. Versailles, Dallas, TX, 75209. The nominee's address is 7600 Carriage Lane, Fort Worth, TX, 76112. We are both stockholder's of record, entitled to vote on all shareholder matters and this nomination is to be made by proxy.

Whereas: The board of directors of Catalyst Semiconductor, Inc., has clearly demonstrated, over a multi-year time frame, a complete inability to structure and maintain an environment that would lead to a reasonable and consistent value for the common stock, as most peer companies have achieved for the benefit of their shareholders.

Whereas: The board of directors and the company in its entire publicly traded history has not achieved one stock split for the shareholders, while the owner's equity has been dramatically diluted due to substantial issuance of stock options. The re-pricing of a large number of these options as low as 12.5 cents each, has guaranteed a drastic dilution of the owner's equity.

Whereas: The actions and policies of the board of directors appears to be anything but consistent with shareholder interests, and, in some cases, a direct conflict of stockholder's interests seems clear.

Whereas: The board of directors of Catalyst Semiconductor, Inc., has one of the smallest, if not the smallest, ownership positions in the entire North American semiconductor industry. (Mr. Duchatelet's position is reportedly a passive one, held by ELEX NV.)

Whereas: The board of directors of Catalyst Semiconductors, Inc., has displayed a long term inability to promote the positive merits of stock ownership in our company, making investment positions unattractive to large institutional buyers.

Mr. Sterett, an equities consultant and private investor, will provide positive guidance and leadership in a manner that will complement the current board's strengths. He has been a substantial shareholder of this company since 1994 and will strive to enhance the value of our shares for all of the stockholders. Shareholders will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate without fear of reprisal.

RESOLVED: Stockholders request the board of directors include this stockholder advocate proposal in the 2002 proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission for the shareowner's decision on this proposal by vote.

Robert Sterett
April 15, 2002

BIOGRAPHY

Broc L. Sterett has served as Principal and Chief Strategist of Sterett Enterprises since January of 1989. From 1969 to 1988, Mr. Sterett served as a sales executive for a number of American technology companies, including Rockwell International, Eastman Corporation, ADP and Northern Telecom.

Exhibit B

CATALYST

Catalyst Semiconductor, Inc.
1250 Borregas Avenue
Sunnyvale, CA 94089
Main: 408.542.1000
Fax: 408.542.1200
http://www.catsemi.com

April 26, 2002

VIA FEDEX

Mr. Robert Sterett
4678 S. Versailles
Dallas, TX 75209

Re: Catalyst Semiconductor, Inc. - shareholder proposal

Dear Mr. Sterett:

This will inform you that Catalyst Semiconductor, Inc. (the "Company") received via an e-mail addressed to the Company's Chief Executive Officer by Mr. Broc Sterett on April 20, 2002 a shareholder proposal (the "Proposal") submitted by you.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for the Company's 2002 annual meeting. At the time the shareholder submits a proposal, the shareholder must have continuously held the lesser of $2,000 in market value or one percent of the Company's shares entitled to vote at the annual meeting for at least one year. If the proponent is not the registered holder of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that the proponent continuously held such qualifying securities for one year at the time the proposal was submitted. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. In any case, the proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the Proposal and because a review of our shareholder records does not indicate that you are a shareholder of record, the Company believes you have not provided either the required documentation to demonstrate your eligibility to submit a shareholder proposal or the required written statements. Therefore, you do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

The Company's Secretary has informed me that the Company may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If the Company does not receive the appropriate information from you within the 14-day limit, the Company intends to omit the Proposal from the Company's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Company's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Company reserves the right to omit your proposal if a valid basis for such action exists.

Very truly yours,

/s/ Radu M. Vanco

Radu M. Vanco
Chief Executive Officer

cc: Peter Cohn

Exhibit C

Prickett, Jones &Elliott
A PROFESSIONAL ASSOCIATION
1310 King Street
Box 1328
Wilmington, Delaware 19899
TEL: (302) 888-6500
FAX: (302) 658-8111

DOVER OFFICE:
11 NORTH STATE STREET
DOVER, DE 19901
TEL: (302) 674-3841
FAX: (302) 674-3864

PENNSYLVANIA OFFICE
217 WEST STATE STREET
KENNETT SQUARE, PA 19348
TEL: (610) 444-1573
FAX: (610) 444-9273

May 2, 2002

Catalyst Semiconductor, Inc.
1250 Borregas Avenue
Sunnyvale, CA 94089

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Catalyst Semiconductor, Inc. (the "Company") by Robert Sterett may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of stockholders pursuant to Rule 14a-8(i)(1) of the Securities Exchange Act of 1934. The Company is a Delaware Corporation.

It is our opinion that the Proposal may be omitted because, as a matter of Delaware law, (1) the Proposal is not a proper subject for stockholder action, and (2) the Proposal violates the Delaware General Corporation Law (the "DGCL") and the Company's Restated and Amended Certificate of Incorporation (the "Restated Certificate"). The following discussion explains our position.

I. The Proposal.

The relevant portion of the proposal reads as follows:

> I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductors commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The

> advocate represents the shareholder interests on all matters exclusively.

The Proposal seeks to create a novel position foreign to Delaware law. The Proposal would appoint a shareholder advocate (the "Advocate") to a two year term. The Advocate would not be a member of the Company's board of directors (the "Board") but would possess the voting powers and other rights of a statutory director. Unlike a statutory director, who owes fiduciary duties to the corporation as well as the stockholders, the Advocate would exclusively represent the "stockholder interests."

II. Discussion.

A. The Delaware Statute

1. Section 141 of the DGCL.

Section 141(a) of the DGCL provides that the business of the corporation is to be managed by its directors:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (2002); see Smith v. Van Gorkom, 488 A.2d 858, 872 (Del.Supr. 1985) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 Del. C. § 141 (a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Pogostin v. Rice, 480 A.2d 619, 624 (Del.Supr. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.")

Under §141(a), the exclusive power of a board of directors to manage the business and affairs of a corporation may be altered or limited only in the certificate of incorporation.[1] 8 Del.C. §141(a); Quickturn Design Systems. Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del.Supr. 1998) ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation."). Importantly, the Company's Restated Certificate does not provide for a "shareholder advocate" and does not deviate from the statutory rule of management by the Board. In fact, the Restated Certificate provides for a "staggered board" consisting of three classes of directors with each class to be elected to a three year term. See 8 Del.C. §141(d).

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[1] The statutory exceptions to the general rule of director management are few and generally limited to §351 (permitting stockholder management of a close corporation if set forth in the charter), §226 and §291 (permitting management by a custodian or receiver for deadlocked or insolvent corporations), and §141(c) (permitting delegation of managerial responsibilities to a committee of directors). D. Drexler, L. Black and A. Sparks, Delaware Corporation Law and Practice, §13.01[1] at 13-2 (2001) ("Drexler") ("Aside from these narrow exceptions, however, the duty and authority to manage the corporation's affairs rests in the board of directors as an entirety.").

The Proposal would grant voting and other powers of a statutory director to a non-director stockholder in direct violation of §141(a) and the Restated Certificate. Accordingly, the Proposal is not a proper subject for action by the stockholders of the Company and, if implemented, would violate Delaware law.

B. The Proposal Is Inconsistent With Well Established Delaware Law

1. The Board of Directors Has The Exclusive Authority To Manage The Business And Affairs Of A Corporation

The longstanding rule in Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del.Supr. 1984); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). This rule is compelled by Section 141(a) of the DGCL which states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors." Quickturn, 721 A.2d at 1291 (§141(a) "confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation." (emphasis in original)).

Accordingly, only directors who are duly elected to the board are entitled to vote on matters presented to the board and to otherwise participate in board deliberations and actions. See R. Balotti and J. Finkelstein, The Delaware Law of Corporations and Business Organizations, §4.9 at 4-21 (2002) ("persons other than directors generally may be excluded [from a board meeting] by the chair or by vote of the directors"). Under the DGCL, the presence at a meeting of a "majority of the total number of directors" is required in order to constitute a quorum and the valid action of the board requires the "vote of a majority of the directors present at a meeting." 8 Del.C. §141(b)(emphasis added). Any action to be taken by the board of directors without a meeting may be taken "if all members of the board" consent thereto in writing. 8 Del.C. §141(f)(emphasis added). The DGCL simply does not contemplate and, accordingly, does not permit a non-director to vote or consent on matters considered by the board of directors. Thus, the Proposal will violate Delaware law because the Proposal purports to grant the Advocate "the same and exact voting power" and "responsibilities" as a director.

2. The Advocate Would Impermissibly Interfere With The Directors' Power to Manage The Company

Under Delaware law, statutory directors have both a statutory mandate under §141 to manage the corporation and a concomitant fiduciary duty to pursue that statutory mandate. Quickturn, 721 A.2d at 1292 ("In discharging the statutory mandate of Section 141(a), the directors have a fiduciary duty to the corporation and its stockholders."). Unless otherwise provided in the certificate of incorporation,[2] these fiduciary and statutory obligations cannot be altered or diluted in any way.

[2] As noted above, the Restated Certificate does not authorize or contemplate a "stockholder advocate" and instead provides for management by a classified board of directors as authorized by 8 Del.C. §141(d). The Restated Certificate can only be amended by action of the Board and subsequent approval by holders of a majority of the outstanding shares of Company voting stock. 8

Arrangements that "purport to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties" or that tend "to limit in a substantial way the frẽedom of directors' decisions on matters of management policy" are invalid and unenforceable. Quickturn, 721 A.2d at 1292; Paramount Communications. Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del.Supr. 1994); Grimes v. Donald, C.A. No. 13358, slip op. at 17, Allen, C. (Del.Ch., Jan. 11, 1995, revised Jan. 19, 1995), affd, 673 A.2d 1207 (Del. Supr. 1996) ("[t]he board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of this corporation."); Abercrombie v. Davies, 123 A.2d 893, 899 (Del.Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Supr. 1957)("So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."). Accordingly, stockholders cannot by agreement divest individual directors of their responsibilities to the corporation and all its stockholders. See Abercrombie, 123 A.2d at 899; Drexler, at 13-2.

Here, the Proposal would constitute the delegation of director power to a non-director stockholder and a corresponding restriction on the ability of the duly elected directors to fulfill their statutory and fiduciary duties. All director action would be compromised by the introduction of a non-director to the deliberative and decision-making processes of the duly elected board. The voting power of duly elected directors would be diluted and the ability of a majority of the Board to control the outcome of votes would be effected by the votes cast by the non-director Advocate. Under Delaware law, this dilution and limitation on the management authority of duly elected directors would be in direct violation of the statutory mandate and concomitant fiduciary duties of directors. See Quickturn, 721 A.2d at 1292.

The Proposal would also be contrary to several provisions of the DGCL which require approval by "the board of directors" to authorize specific corporate actions. These provisions address, for example, decisions to approve mergers,[3] stock issuances,[4] charter amendments,[5] and the sale of substantially all assets.[6] The exclusive power of the board of directors to authorize these fundamental corporate actions cannot be delegated or diluted. See 8 Del.C. §141(c); Jackson v. Turnbull, C.A. No. 13042, 1994 WL 174668, at *5, Berger V.C. (Del.Ch., Feb. 8, 1994)(delegation of determination of merger consideration to an outside advisor violated 8 Del.C. §251); Field v. Carlisle Corp)., 68 A.2d 817, 820 (Del.Ch. 1949) ("under the Delaware statutes the directors of a Delaware corporation may not delegate, except in such manner as may be explicitly provided by

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Del.C. §242(b). Accordingly, any attempt to restrict the Board's management authority (through a non-director manager or otherwise) would require prior Board approval (as well as stockholder approval) of a certificate amendment under Section 242. Without prior Board approval, a proposal to amend the Restated Certificate would be ineffective under Delaware law and would not be a proper subject for stockholder action.

[3] 8 Del.C. §251.

[4] 8 Del.C. §§152, 153.

[5] 8 Del. C. §242.

[6] 8 Del.C. §271.

statute, the duty to determine the value of the property acquired as consideration for the issuance of stock."). Accordingly, it is contrary to Delaware law for a non-director to be empowered to cast a potentially deciding or blocking vote on one of these matters of fundamental importance to the shareholders and the corporation.

3. The Proposal Requires Unauthorized Expenditure of Funds in Violation of Delaware Law

Under Delaware law, the board of directors retains exclusive power to authorize and direct the expenditure of corporate funds. 8 Del.C. §141(a). Moreover, unless otherwise provided by the certificate of incorporation or bylaws, the "the board of directors shall have the authority to fix the compensation of directors." 8 Del.C. §141(h). The Proposal requires that the Advocate receive the "same and exact ... remuneration as a board member." Thus, if implemented, the Proposal would compel the expenditure of funds, by way of payment of "director fees" to the Advocate, without the approval of the Board. Because the Board, and not the Company's stockholders, exclusively controls the expenditure of corporate funds under Delaware law, the Proposal would be invalid and, thus, inappropriate for stockholder action.

4. The Proposal Violates Delaware Fiduciary Law

The Proposal provides that the Advocate "represents the shareholder interests on all matters exclusively." The meaning of this statement is unclear but in all events would be contrary to Delaware law. To the extent that the Proposal would "shift" the directors' obligations to protect the interests of the Company's stockholders "exclusively" to the Advocate, this would clearly violate Delaware law. As set forth above, corporate directors owe statutory and fiduciary duties to the corporation and its stockholders, and these duties cannot be delegated or abdicated by the directors. 8 Del.C. §141(a); Quickturn, 721 A.2d at 1292. To the extent that the Proposal provides that the Advocate will act exclusively for the benefit of the stockholders as opposed to the Company, this would likewise be inconsistent with Delaware law. Because the Advocate would exercise all of the same voting powers and responsibilities of a statutory director, the Advocate would be subject to the same fiduciary duties of a statutory director. Accordingly, the Advocate would, contrary to the Proposal, owe duties to the Company and not just exclusively to the Company's stockholders. Aronson 473 A.2d at 811 (directors owe "fundamental fiduciary obligations to the corporation and its shareholders"); Smith v. Van Gorkom 488 A.2d at 872 (same). Thus, the Proposal, if implemented, would violate settled Delaware law.

C. The Proposal Is Inconsistent With The Restated Certificate

Under the DGCL, the board of directors has exclusive power to manage the business and affairs of the corporation, subject only to a contrary provision in the certificate of incorporation. 8 Del.C. §141(a). The Restated Certificate does not deviate from the rule of board management set forth in §141(a). Similarly, Section 1 of Article III of the Bylaws provides that the "business and affairs of the corporation shall be managed by or under the direction of the board of directors." The Restated Certificate provides for a classified board with staggered three year terms. The Restated Certificate provides, in Article VII, that the "number of directors which constitute the whole Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation." Section 2 of Article III of the bylaws provides that "the number of directors shall be established from time to time by resolution of the board of directors or the stockholders." Finally, Article X of the Restated Certificate provides: "If the number of directors is hereinafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable."

Nothing in the Restated Certificate or bylaws authorizes or contemplates a "stockholder advocate" and the Restated Certificate does not authorize "non-directors" to be elected to the Board. In effect, the Proposal seeks to create a special or separate "class" of director, with similar voting powers but a different term of office. Such a special class director can only be created by a provision in the certificate of incorporation. 8 Del.C. §141(d)("The certificate of incorporation may confer" upon a class of stock the right to elect directors "who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation."); See Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del.Ch. 1998) ("The plain, unambiguous meaning of [§141(d)] is that if one category or group of directors is given distinctive voting rights not shared by the other directors, those distinctive voting rights must be set forth in the certificate of incorporation."). Accordingly, because the Proposal directly conflicts with the Restated Certificate, it would be ineffective and invalid under settled Delaware law.

The Proposal likewise is ambiguous and vague as to (i) the vote requirement to elect the Advocate, (ii) the procedure to nominate the Advocate or to fill a vacancy, and (ii) whether the Advocate would be entitled to indemnification, to notice of meetings, to inspect corporate records or to other rights of directors. Also, to the extent that the Proposal seeks to increase the number of directors by adding the Advocate as a "de facto" director with a two year term, it violates Article X of the Restated Certificate which provides exclusively for three year director terms and requires that new directorships be apportioned among the classes to keep the classes equal in number. The Restated Certificate and bylaws simply do not authorize the Company to implement the Proposal. Accordingly, the Proposal is not appropriate for stockholder action because it conflicts with the Restated Certificate and would be impossible to implement under the Restated Certificate and bylaws.

Conclusion

For the reasons articulated above, it is our opinion that the Company may omit the Proposal from the Company's proxy materials because, as a matter of Delaware law, (1) the Proposal is not a proper subject for stockholder action, and (2) the Proposal violates Section 141(a) of the DGCL as well as the Restated Certificate and the Company's bylaws.

Very truly yours,

/s/ Prickett, Jones & Elliot, P.A.

EXHIBIT 2

May 9, 2002

Mr. Radu Vanco
Catalyst Semiconductor, Inc.
1250 Borregas Avenue
Sunnyvale, CA 94089

RE: Your letter dated April 26, 2002

Dear Mr. Vanco:

My shareholder proposal satisfies all SEC requirements for eligibility and acceptability for inclusion in the proxy materials for the 2002 Catalyst Semiconductor, Inc. annual meeting.

We are not surprised by your claim of not knowing who your shareholders are based on your attitude, clearly demonstrated by the last paragraph of said letter. You will be pleased to learn that even though you, as our CEO, probably would not qualify to submit a shareholder proposal, I do--as confirmed by the Quick and Reilly document enclosed, attached or already transmitted electronically. As you most certainly know, since 3-14-2001, I have continuously held in excess of 999 shares, which exceeds SEC requirements. My stock ownership position is a larger one than the CEO's position at Catalyst Semiconductor, Inc., according to all sources available to me.

Even though we believe the SEC makes no mandatory 500 word limit on shareholder proposals, my proposal contained 479 words as initially submitted and only 488 words in its resubmitted and modified form--a resubmission made at your invitation and request.

Mr. Sterett's biography was sent to you only as a courtesy. Omit it if your goal is to deprive me of my rights as a shareholder. It is not now--nor has it ever been--a part of my formal proposal.

We find your actions with regard to the SEC regulated shareholder proposal process contemptible and highly irregular. I intend, however, to hold my stock position in the company through the date of the 2002 Catalyst Semiconductor annual meeting of the stockholders, regardless of my serious concerns relating to the poor management of this corporation.

Please note we are told the SEC takes a very dim view of corporate officers who attempt to invalidate or suppress a shareholder's rights with regard to their proposals.

Include my proposal, as requested, and let the owners decide.

Robert Sterett

Robert Sterett

Attachments:

1. Quick and Reilly holdings confirmation
2. Modified shareholder proposal

cc: Broc L. Sterett
cc: Mr. Harvey Pitt, Chairman, Securities and Exchange Commission

NOTICE OF STOCKHOLDER PROPOSAL

I, Robert Sterett, nominate Broc Sterett, as the first shareholder's advocate and advisor to the board of directors of Catalyst Semiconductor commencing immediately for a two (2) year term after approval of the company shareholders, to be certified at the 2002 annual meeting of the shareholders. The shareholder advocate will have the same and exact voting power, responsibilities and remuneration as a board member; however, the shareholder advocate is an advisor and consultant to the board and not a member. The advocate represents the shareholder interests on all matters exclusively.

My address is 4678 S. Versailles, Dallas, TX, 75209. The nominee's address is 7600 Carriage Lane, Fort Worth, TX, 76112. We are both stockholder's of record, entitled to vote on all shareholder matters and this nomination is to be made by proxy.

Whereas: The board of directors of Catalyst Semiconductor, Inc., has clearly demonstrated, over a multi-year time frame, a complete inability to structure and maintain an environment that would lead to a reasonable and consistent value for the common stock, as most peer companies have achieved for the benefit of their shareholders.

Whereas: The board of directors and the company in its entire publicly traded history has not achieved one stock split for the shareholders, while the owner's equity has been dramatically diluted due to substantial issuance of stock options. The re-pricing of a large number of these options as low as 12.5 cents each, has guaranteed a drastic dilution of the owner's equity.

Whereas: The actions and policies of the board of directors appears to be anything but consistent with shareholder interests, and, in some cases, a direct conflict of stockholder's interests seems clear.

Whereas: The board of directors of Catalyst Semiconductor, Inc., has one of the smallest, if not the smallest, ownership positions in the entire North American semiconductor industry. (Mr. Duchatelet's position is reportedly a passive one, held by ELEX NV.)

Whereas: The board of directors of Catalyst Semiconductors, Inc., has displayed a long term inability to promote the positive merits of stock ownership in our company, making investment positions unattractive to large institutional buyers.

Mr. Sterett, an equities consultant and private investor, will provide positive guidance and leadership in a manner that will complement the current board's strengths. He has been a substantial shareholder of this company since 1994 and will strive to enhance the value of our shares for all of the stockholders. Shareholders will be able to communicate with their advocate directly and he will also provide Catalyst Semiconductor employees with a confidant and advocate with whom they can communicate without fear of reprisal.

RESOLVED: Stockholders request the board of directors include this stockholder advocate proposal in the 2002 proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission for the shareowner's decision on this proposal by vote.

~~Robert Sterett~~
April 15, 2002

CATALYST HAS REFUSED TO PRINT MR. STERETT'S BIOGRAPHY, HERE.

From: [illegible]
To: [illegible]
Cc:
Subject: Re: Purchase date of CATS
Sent: [illegible] PM
Importance: Normal

Dear Mr Sterett,

Thank you for contacting Quick & Reilly. This email has been sent to relay the information you requested on your purchases of CATS. You bought 500 shares of CATS on 2/26/01 at $4.46875 for a total transaction cost of $2244.33. Also, you bought 500 shares of CATS on 3/14/01 at $4.00 for a total transaction cost of $2019.95. If we can be of further assistance please let us know by email or by contacting our Client Resource Center at 800-793-8050.

Thank you
Barry Croy
Quick & Reilly

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Catalyst Semiconductor, Inc.
Incoming letter dated May 2, 2002

The proposal relates to nominating a "shareholder's advocate" to Catalyst Semiconductor's board of directors.

There appears to be some basis for your view that Catalyst Semiconductor may exclude the proposal under rules 14a-8(b) and 14a-8(f). We note that the proponent has failed to supply, within 14 days of receipt of Catalyst Semiconductor's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Catalyst Semiconductor omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission upon which Catalyst Semiconductor relies.

Sincerely,

Keir Devon Gumbs
Special Counsel